APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Moxi On The Rocks Balance Sheet - unaudited For the period ended 12/31/2020		
	Current Period	
	31-Dec-20	
ASSETS		
Current Assets:		
Cash	$ -	
Petty Cash	-	
Accounts Receivables	-	
Inventory	-	
Prepaid Expenses	-	
Employee Advances	-	
Temporary Investments	-	
Total Current Assets	-	
Fixed Assets:		
Land	-	
Buildings	-	
Furniture and Equipment	-	
Computer Equipment	-	
Vehicles	-	
Less: Accumulated Deprecia	-	
Total Fixed Assets	-	
Other Assets:		
Trademarks	-	
Patents	-	
Security Deposits	-	
Other Assets	-	
Total Other Assets	-	
TOTAL ASSETS	**$ -**	
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	
Business Credit Cards	-	
Sales Tax Payable	-	
Payroll Liabilities	-	
Other Liabilities	-	

Current Portion of Long-Term	-	
Total Current Liabilities	-	
Long-Term Liabilities:		
Notes Payable	-	
Mortgage Payable	-	
Less: Current portion of Long	-	
Total Long-Term Liabilities	-	
EQUITY		
Capital Stock/Partner's Equit	-	
Opening Retained Earnings	-	
Dividends Paid/Owner's Dra	-	
Net Income (Loss)	-	
Total Equity	-	
TOTAL LIABILITIES & EQUITY	$ -	
Balance Sheet Check	-	

I, TOMAS J. NENORTAS, certify that:

1. The financial statements of Moxi On The Rocks LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Moxi On The Rocks LLC has not been included in this Form as Moxi On The Rocks LLC was formed on 11/02/2020 and has not filed a tax return to date.

Signature   *TOMAS J. NENORTAS*

Name: TOMAS J. NENORTAS

Title: Managing Partner